EXHIBIT 16.1

Ernst & Young LLP Pacific Centre 700 W. Georgia St., P.O. Box 10101 Vancouver, BC V7Y 1C7
Tel: (604) 8910-8200 Fax: (604) 643-5422 www.ey.com

December 22, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated December 16, 2009, of Live Current Media, Inc. and are in agreement with the statements contained in the paragraphs two through six on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare the consolidated financial statements, included in paragraph four on page two therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s 2008 amended and restated consolidated financial statements.